ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77C

Bank and Thrift Opportunity Fund

The Fund held its Annual Meeting of Shareholders on January 21, 2011.  The following proposal was considered by the shareholders:

Proposal: Election of three (3) Trustees to serve for a three-year term ending at the Annual Meeting of Shareholders in 2014.  The votes cast with respect to each Trustee are set forth below.

THE PROPOSAL PASSED  ON January 21, 2011.

	TOTAL VOTES FOR THE NOMINEE	TOTAL VOTES WITHHELD FROM THE NOMINEE

James F. Carlin	15,987,714	1,486,089
William H. Cunningham	15,992,879	1,550,924
Gregory A. Russo	15,997,409	1,476,394

The following eight Trustees were not up for election and remain in office: Deborah C. Jackson, Charles L. Ladner, Stanley Martin, Patti McGill Peterson, Hugh McHaffie, John A. Moore, Steven R. Pruchansky and John G. Vrysen.

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